UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2020

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CERTAIN UPDATES AND CHANGES TO 2019 ANNUAL REPORT

This report on Form 6-K presents certain updates to Companhia Siderúrgica Nacional’s (“CSN,” “we,” “us” or “our”) Annual Report on Form 20-F for its fiscal year ended December 31, 2019 (“2019 Annual Report”), as filed with the U.S. Securities and Exchange Commission on April 3, 2020 and amended on April 14, 2020.

Exhibit A:	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2020
Exhibit B:	Certain Updates and Changes to 2019 Annual Report

São Paulo, November 10, 2020

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

Exhibit A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim consolidated financial information as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020, as furnished to the U.S. Securities and Exchange Commission on Form 6-K on November 3, 2020, and the information presented under the sections entitled “Item 3. Key Information—Selected Financial Data,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2019 Annual Report, which includes our audited consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019.

Consolidated Results of Operations

The following table presents certain financial information with respect to our operating results for the nine months ended September 30, 2019 and 2020:

	Nine months ended September 30,
	2019	2020	2020(1)
Income Statement Data	(in millions of R$, except per share data)		(in millions of US$, except per share data)
Net operating revenues	18,912.6	20,269.9	3,593.5
Cost of products sold	(12,834.1)	(13,528.9)	(2,398.4)
Gross profit	6,078.5	6,741.0	1,195.1
Operating expenses
Selling	(1,429.6)	(1,398.3)	(247.9)
General and administrative	(383.4)	(369.7)	(65.5)
Equity in results of affiliated companies	119.0	9.2	1.6
Other expenses	(1,636.6)	(2,606.4)	(462.1)
Other income	(163.9)	432.5	76.7
Total	(3,494.5)	(3,932.7)	(697.2)
Operating income	2,584.0	2,808.3	497.9
Non-operating income (expenses), net
Financial income	311.0	656.3	116.4
Financial expenses	(2,143.8)	(1,728.6)	(306.5)
Income before taxes	751.1	1,736.0	307.8
Income tax	359.4	(1,340.2)	(237.6)
Net income (loss) from continuing operations	1,110.6	395.8	70.2
Net income (loss) for the period	1,110.6	395.8	70.2
Net income (loss) attributable to noncontrolling interest	366.0	330.7	58.6
Net income (loss) attributable to Companhia Siderúrgica Nacional shareholders	744.6	65.1	11.5
Basic earnings per common share	0.53949	0.04718	0.00836
Diluted earnings per common share	0.53949	0.04718	0.00836

(1)	Translated solely for the convenience of the reader at the rate of R$5.6407 to US$1.00, which was the U.S. dollar selling rate as reported by the Central Bank as of September 30, 2020.

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2020

Our consolidated results for the nine months ended September 30, 2019 and 2020 by business segment are presented below:

	Nine months ended September 30, 2019
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics(1)	Energy	Cement	Eliminations	Consolidated
	(in millions of R$)
Net operating revenues	10,599.6	7,505.9	185.0	1,028.9	221.9	426.5	(1,055.2)	18,912.6
Domestic market	7,498.7	685.1	185.0	1,028.9	221.9	426.5	(1,856.0)	8,190.0
Export market	3,101.0	6,820.8	0.0	0.0	0.0	0.0	800.8	10,722.6
Cost of products sold	(9,791.5)	(3,073.5)	(133.9)	(770.0)	(183.0)	(466.6)	1,584.4	(12,834.1)
Gross profit	808.1	4,432.4	51.0	258.9	38.8	(40.1)	529.2	6,078.5
General and administrative expenses	(605.5)	(143.0)	(26.0)	(78.1)	(21.6)	(67.1)	(871.7)	(1,813.0)
Depreciation	471.7	342.2	23.4	287.7	13.1	96.6	(244.7)	989.9
Proportionate EBITDA of joint ventures	0.0	0.0	0.0	0.0	0.0	0.0	415.6	415.6
Adjusted EBITDA(2)	674.3	4,631.6	48.5	468.6	30.3	(10.7)	(171.6)	5,671.1

	Nine months ended September 30, 2020
Consolidated Results	Steel	Mining	Port Logistics	Railway Logistics(1)	Energy	Cement	Eliminations	Consolidated
	(in millions of R$)
Net operating revenues	11,551.8	8,194.8	207.0	1,081.9	119.8	576.7	(1,462.2)	20,269.8
Domestic market	7,934.1	1,038.3	207.0	1,081.9	119.8	576.7	(2,236.5)	8,721.3
Export market	3,617.7	7,156.5	0.0	0.0	0.0	0.0	774.3	11,548.5
Cost of products sold	(10,368.8)	(3,480.7)	(138.6)	(803.8)	(96.4)	(475.6)	1,835.0	(13,528.9)
Gross profit	1,183.0	4,714.1	68.4	278.1	23.4	101.1	372.8	6,740.9
General and administrative expenses	(673.4)	(134.1)	(27.5)	(82.5)	(22.7)	(64.5)	(763.5)	(1,768.2)
Depreciation	663.4	453.1	23.6	333.8	13.2	105.0	(288.8)	1,303.3
Proportionate EBITDA of joint ventures	0.0	0.0	0.0	0.0	0.0	0.0	486.3	486.3
Adjusted EBITDA(2)	1,173.0	5,033.1	64.5	529.4	13.9	141.6	(193.2)	6,762.3

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our unaudited interim consolidated financial information or our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.
(2)	Adjusted EBITDA is a measurement which helps us to assess the performance of our operations and our capacity to generate recurring operating cash, consisting of net income (loss) for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures. Although Adjusted EBITDA is an indicator used for performance measurement purposes, it is not a measurement recognized under IFRS. Therefore, it has no standard definition and may not be comparable with measurements using similar names provided by other companies. For the reconciliation of net income to EBITDA and Adjusted EBITDA, see note 23 to our unaudited interim consolidated financial information.

Net Operating Revenues

Net operating revenues increased R$1,357.3 million, or 7.2%, from R$18,912.6 million in the nine months ended September 30, 2019 to R$20,269.9 million in the nine months ended September 30, 2020, due to an increase in sales volume and in prices.

Net revenues of exports and sales abroad increased R$825.9 million, or 7.7%, from R$10,722.6 million in the nine months ended September 30, 2019 to R$11,548.5 million in the nine months ended September 30, 2020, and net domestic revenues increased R$531.3 million, or 6.5%, from R$8,190.0 million in the nine months ended September 30, 2019 to R$8,721.3 million in the nine months ended September 30, 2020, in each case due to increases in realized iron ore and steel prices and sales volume.

Steel

Steel net operating revenues increased R$952.2 million, or 9.0%, from R$10,599.6 million in the nine months ended September 30, 2019 to R$11,551.8 million in the nine months ended September 30, 2020. Sales volume was stable with an increase of 0.4%, from 3.4 million tons in the nine months ended September 30, 2019 to 3.4 million tons in the nine months ended September 30, 2020. Steel net domestic revenues increased R$435.4 million, or 5.8%, from R$7,498.7 million in the nine months ended September 30, 2019 to R$7,934.1 million in the nine months ended September 30, 2020, mainly due to an increase in average steel prices. Steel net revenues of exports and of direct sales of our foreign subsidiaries, which are denominated in U.S. dollars, increased R$516.7 million, or 16.7%, from R$3,101.0 million in the nine months ended September 30, 2019 to R$3,617.7 million in the nine months ended September 30, 2020, mainly due to the depreciation of the real against the U.S. dollar.

Mining

Mining net operating revenues increased R$688.9 million, or 9.2%, from R$7,505.9 million in the nine months ended September 30, 2019 to R$8,194.8 million in the nine months ended September 30, 2020, due to an increase in iron ore prices and the depreciation of the real against the U.S. dollar, which effect was partially offset by a decrease of 20.2% in sales volume from 28.2 million tons in the nine months ended September 30, 2019 to 22.5 million tons in the nine months ended September 30, 2020.

In the nine months ended September 30, 2020, iron ore production reached 22,865.1 million tons, which represented a 22.6% decrease over the same period in 2019.

Logistics

In the nine months ended September 30, 2019, net operating revenues from railway logistics were R$1,028.9 million and net operating revenues from port logistics were R$185.0 million, while in the nine months ended September 30, 2020, net operating revenues from railway logistics were R$1,081.9 million and net operating revenues from port logistics were R$207.0 million. In the nine months ended September 30, 2020, port logistics handled 470,000 tons of steel products, 9,000 tons of general cargo, 113,000 containers and 1,081,000 tons of bulk.

Energy

Our net operating revenues from the energy segment decreased R$102.1 million, or 46.0%, from R$221.9 million in the nine months ended September 30, 2019 to R$119.8 million in the nine months ended September 30, 2020, mainly due to the decrease in electricity consumption in Brazil, according to the Energy Research Company, or EPE, and a decrease in the volume of traded energy, mainly as a result of effects from developments relating to the COVID-19 pandemic.

Cost of Products Sold

Cost of products sold increased R$694.8 million, or 5.4%, from R$12,834.1 million in the nine months ended September 30, 2019 to R$13,528.9 million in the nine months ended September 30, 2020, mainly due to operating costs of blast furnace no.3 at Volta Redonda in our steel segment and the effects of the depreciation of the real against the U.S. dollar on the cost of purchases of iron ore from third parties in our mining segment, which effects were partially offset by an increase in eliminations of related party transactions between our consolidated entities, principally as a result of exchange rate variations on transactions with CSN Mineração.

Steel

Steel costs of products sold increased R$577.3 million, or 5.9%, from R$9,791.5 million in the nine months ended September 30, 2019 to R$10,368.8 million in the nine months ended September 30, 2020, mainly due to our recording operating costs of blast furnace no.3 at Volta Redonda as idle capacity under other expenses during its refurbishment in the nine months ended September 30, 2019.

	Nine months ended September 30,				Change
	2019		2020
Steel Production Cost (Parent Company)	(R$ million)	(R$/ ton)	(R$ million)	(R$/ ton)	(R$ million)	(R$/ ton)
Raw materials	5,180	1,894	4,465	1,708	(715)	(186)
Iron ore	613	224	952	364	339	140
Coal	900	329	750	287	(150)	(42)
Coke	1,008	368	1,107	423	99	55
Coils	440	161	3	1	(437)	(160)
Metals	555	203	562	215	7	12
Outsourced slabs	975	357	131	50	(844)	(307)
Pellets	394	144	718	275	324	131
Scrap	164	60	104	40	(60)	(20)
Other(1)	131	48	138	53	7	5
Labor	729	266	689	264	(40)	(2)
Other production costs	1,944	711	2,014	770	70	59
Energy/fuel	1,070	391	1,015	388	(55)	(3)
Services and maintenance	242	88	201	77	(41)	(11)
Tools and supplies	271	99	281	108	10	9
Depreciation	310	113	463	177	153	64
Other	51	20	54	20	3	-
Total	7,853	2,871	7,168	2,743	(685)	(128)

Mining

Our mining costs of products sold increased R$407.2 million, or 13.2%, from R$3,073.5 million in the nine months ended September 30, 2019, to R$3,480.7 million in the nine months ended September 30, 2020, mainly due to the depreciation of the real against the U.S. dollar, which effect increased the cost of our purchases of iron ore from third parties by R$393.8 million in the nine months ended September 30, 2020.

Logistics

Cost of services attributable to our logistics segment increased R$83.5 million, or 9.2%, from R$903.9 million in the nine months ended September 30, 2019 to R$987.4 million in the nine months ended September 30, 2020, mainly due to adjustments in fuel prices.

Energy

Cost of products sold attributable to our energy segment decreased R$86.6 million, or 47.3%, from R$183.0 million in the nine months ended September 30, 2019 to R$96.4 million in the nine months ended September 30, 2020.

Gross Profit

Gross profit increased R$662.4 million, or 10.9%, from R$6,078.5 million in the nine months ended September 30, 2019 to R$6,740.9 million in the nine months ended September 30, 2020, due to an increase of R$1,357.2 million in net operating revenues, which was partially offset by an increase of R$694.8 million in cost of products sold, as discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were stable with a decrease of R$44.8 million, or 2.5%, from R$1,813.0 million in the nine months ended September 30, 2019 to R$1,768.0 million in the nine months ended September 30, 2020. Selling expenses were stable with a decrease of R$31.3 million, or 2.2%, from R$1,429.6 million in the nine months ended September 30, 2019 to R$1,398.3 million in the nine months ended September 30, 2020, mainly due to a decrease in costs of freight as a result of a decrease in exports sales volume of our mining segment. General and administrative expenses were stable with a decrease of R$13.7 million, or 3.6%, from R$383.4 million in the nine months ended September 30, 2019 to R$369.7 million in the nine months ended September 30, 2020.

Other Operating Income (Expenses)

Net other operating expenses increased R$373.4 million, or 20.7%, from R$1,800.5 million in the nine months ended September 30, 2019 to R$2,173.9 million in the nine months ended September 30, 2020, due to (i) an increase of R$969.8 million, or 59.3%, from R$1,636.6 million in the nine months ended September 30, 2019 to R$2,606.4 million in the nine months ended September 30, 2020, mainly due to changes in our hedge accounting, pursuant to which foreign exchange variations on our borrowings and financing were reclassified as financial income (expenses). These effects were partially offset by an increase of R$596.4 million in other operating income, from R$(163.9) million in the nine months ended September 30, 2019 to R$432.5 million in the nine months ended September 30, 2020. This increase was mainly due to (i) R$368.2 million as a result of our reclassification of accumulated losses on our shares in Usiminas as financial income (expenses), (ii) an increase of R$33.1 million in recorded PIS and COFINS tax credits and (iii) our recognition of R$191.0 million in indemnities receivable.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies decreased R$109.8 million, or 92.3%, from R$119.0 million in the nine months ended September 30, 2019 to R$9.2 million in the nine months ended September 30, 2020, mainly due to a decrease in the net income of our investee MRS as a result of an increase in its financial expenses resulting from the depreciation of the real against the U.S. dollar.

Operating Income

Operating income increased R$224.3 million, or 8.7%, from R$2,584.0 million in the nine months ended September 30, 2019 to R$2,808.3 million in the nine months ended September 30, 2020, due to the reasons discussed above.

Financial Income (Expenses)

Net financial expenses decreased R$760.5 million, or 41.5%, from net financial expenses of R$1,832.8 million in the nine months ended September 30, 2019 to net financial expenses of R$1,072.3 million in the nine months ended September 30, 2020, mainly due to (i) an increase in financial income of R$345.3 million, comprised of R$97.4 million in gains on our shares in Usiminas, which we recorded as other operating income (expense) in the same period in 2019, and R$365.1 million in interest income on indemnities receivable, which effects were partially offset by a decrease of R$117.2 million interest income on tax credits and financial investments, and (ii) an increase in net foreign exchange gains of R$615.3 as a result of changes in our hedge accounting, pursuant to which foreign exchange variations on our borrowings and financing were previously recorded in other operating income (expenses). The effects of these increases in our financial income were partially offset by an increase in our financial expenses due to increased interest expense and losses on certain derivative instruments as a result of exchange rate variation.

Income Taxes

Income tax expense in Brazil refers to federal income tax and social contribution. The statutory rates for these taxes applicable to the periods presented were 25% for federal income tax and 9% for social contribution. Adjustments are made to income in order to reach the effective tax expense or benefit for each fiscal year. As a result, our effective tax rate is volatile among fiscal periods.

At statutory rates, we had a tax expense of R$255.4 million in the nine months ended September 30, 2019 and R$590.2 million in the nine months ended September 30, 2020, which represents 34% of our income before taxes. After adjustments to meet the effective income tax rates, we recorded an income tax and social contribution credit of R$359.4 million in the nine months ended September 30, 2019 and an expense of R$1,340.2 million in the nine months ended September 30, 2020.

Expressed as a percentage of pre-tax income, our effective income tax rate was (48)% in the nine months September 30, 2019 and 77% in the nine months ended September 30, 2020.

In the nine months ended September 30, 2019, we had a positive net adjustment of R$614.8 million, mainly due to the recognition of R$780.0 million in income tax credits, partially offset by R$223.1 million in results of subsidiaries taxed at different rates.

In the nine months ended September 30, 2020, in order to meet the effective income tax rate, we had a negative net adjustment of R$749.9 million, mainly due to our valuation allowance of R$212.3 million in tax credits and R$542.3 million in results of subsidiaries taxed at different rates or not taxed.

For further information, see note 14 to our unaudited interim consolidated financial information. It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives and non-taxable factors, including income from offshore operations and tax losses from offshore operations.

Net Income for the Period

In the nine months ended September 30, 2020, we recorded net income of R$395.8 million, as compared to R$1,110.6 million in the nine months ended September 30, 2019. The decrease of R$714.8 million was due to the reasons discussed above.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents decreased R$352.1 million in the nine months ended September 30, 2019, compared to an increase of R$4,635.4 million in the nine months ended September 30, 2020.

Operating Activities

Cash provided by operating activities increased R$1,825.6 million, or 48.5%, from R$3,760.4 million in the nine months ended September 30, 2019 to R$5,586.0 million in the nine months ended September 30, 2020, mainly due to (i) an increase of R$1,980.3 million in our reconciliation of non-cash adjustments to net income, as follows: positive adjustments of R$1,543.2 million in deferred income taxes, R$1,071.7 million in unrealized exchange rate variation and R$311.2 in depreciation and amortization, which effects were partially offset by negative adjustments of R$512.7 million in indemnities receivable and R$465.6 million in fair value through profit and loss of our shares in Usiminas; and (ii) an increase of R$560.2 million in working capital accounts and other assets and liabilities, mainly accounts receivable, inventories, suppliers, advances to customers and taxes, in the nine months ended September 30, 2020 as compared to the same period in 2019, which effects were partially offset by a decrease in net income for the period of R$714.8 million.

Investing Activities

Cash used in investing activities was stable with an increase of R$31.7 million, or 2.4%, from cash outflows of R$1,316.5 million in the nine months ended September 30, 2019 to cash outflows of R$1,348.2 million in the nine months ended September 30, 2020, mainly due to an increase of R$272.3 million in new time deposits net of withdrawals, which effect was partially offset by a decrease of R$259.1 million in acquisition of tangible assets in the amount of R$1,118.2 million in the nine months ended September 30, 2020 as compared to R$1,377.3 million in the nine months ended September 30, 2019.

Financing Activities

Cash provided by or used in financing activities changed R$3,232.0 million, or 116.0%, from cash used of R$2,790.0 million in the nine months ended September 30, 2019 to cash provided of R$442.2 million in the nine months ended September 30, 2020. This change was mainly due to (i) payment of dividends and interest on shareholders’ equity in the amount of R$134.9 million in the nine months ended September 30, 2020, as compared to R$1,821.2 million in the same period in 2019, and (ii) a decrease of R$5,114.8 million in debt amortization payments in the nine months ended September 30, 2020 as compared to the same period in 2019. These effects were partially offset by a decrease of R$3,567.3 million in new borrowings and financing in the nine months ended September 30, 2020 as compared to the same period in 2019.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our annualized net operating revenues, measured in days of sales, decreased by seven days from 30 days as of September 30, 2019 to 31 days as of September 30, 2020.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, decreased by 23 days from 107 days as of September 30, 2019 to 84 days as of September 30, 2020.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our annualized cost of products sold, measured in days of cost of products sold, increased by 22 days from 83 days as of September 30, 2019 to 105 days as of September 30, 2020.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain sufficient cash on hand to run our operations and to meet our short-term financial obligations. As of September 30, 2019, cash and cash equivalents were R$1,895.9 million, as compared to R$5,724.4 million as September 30, 2020.

As of September 30, 2020, our short-term and long-term indebtedness accounted for 10% and 90%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately 3.5 years, considering a 40-year term for the perpetual bonds issued in September 2010.

Capital Expenditures and Investments

We invested R$1,179.0 million in the nine months ended September 30, 2020, mainly:

•	R$560.1 million in improvements in our steel plant at Volta Redonda; and
•	R$523.1 million in mining expansion projects.

Debt and Derivative Instruments

As of September 30, 2020, our total debt, which comprises current and non-current portions of borrowings and financing, was R$36,158.1 million (including transactions costs), which represents 570% of shareholders’ equity as of September 30, 2020. As of September 30, 2020, our short-term debt, which comprises current borrowings and financing and includes current portions of long-term debt, was R$3,598.5 million and our long-term debt, which comprises non-current borrowings and financing, was R$32,559.6 million.

As of September 30, 2020, approximately 29.0% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars.

Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through hedge accounting.

The following table sets forth our borrowings, financing and debentures, which we record at amortized cost:

	As of September 30, 2020
	Current liabilities	Non-current liabilities
	(in millions of R$)
Debt Agreements in the International Market
Variable interest:
US$
Prepayment	1,021.9	4,000.7
Fixed interest:
US$
Bonds, Perpetual Bonds and ACC	276.5	19,883.5
EUR
Others	419.9	165.3
	1,718.3	6,154.5

Debt Agreements in Brazil
Variable interest:
R$
BNDES/FINAME, Debentures, NCE and CCB	1,911.7	8,611.4
Fixed interest:
R$
Prepayment
	1,911.7	8,611.4
Total borrowings and financing	3,630.0	32,660.9
Transaction costs and issue premiums	(31.5)	(101.2)
Total borrowings and financing + transaction costs	3,598.5	32,559.7

The following table sets forth the average interest rate of our borrowings and financing:

		As of September 30, 2020
	Average interest rate(1)	Total Debt
		(in millions of R$)
US$	6.66%	25,182.5
R$	2.85%	10,523.1
EUR	1.50%	585.3
		32,290.9

________________

(1)	In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of September 30, 2020.

Debt Maturity Schedule

The following chart sets forth our debt maturity profile as of September 30, 2020:

Debt Reprofiling Initiatives

In the nine months ended September 30, 2020, we took the following steps to extend the amortization profile of our debt:

•	in January, we issued US$1.0 billion in aggregate principal amount of 6.750% notes due 2028, part of which proceeds we used to repurchase US$263.0 million in aggregate principal amount of 6.50% notes due 2020 issued by our Luxembourg financing subsidiary CSN Resources S.A., and guaranteed by us, and the remaining US$170.6 million in aggregate principal amount of such notes matured in July;
•	in April, we extended the maturity of R$1.3 billion in financing with Banco do Brasil S.A., scheduled for May 2020 to March 2021, to 2022; and
•	in June, we extended the maturity of R$300.0 million in financing with Caixa Econômica Federal S.A., scheduled for June and September 2020, to 2021 and 2024, respectively.

In addition, as of the date of this offering memorandum, we extended the maturity of R$618.0 million in financing with other financial institutions, scheduled for 2020, to 2022.

For further information on our indebtedness, see note 11 to our unaudited interim consolidated financial information.

Developments Relating to the COVID-19 Pandemic

The COVID-19 pandemic has significantly affected the global economy in 2020, including in Brazil and our main export markets. While our operations, principally in our steel segment, were affected in the first half of 2020 by developments relating to the pandemic, we have adapted to measures imposed by Brazilian authorities to contain the spread of COVID-19, most of which have, as of the date of this offering memorandum, been lifted or amended to be less restrictive. While the full effects of developments relating to the COVID-19 pandemic on the global economy, the industries in which we operate and our operations remain uncertain, we have not identified risks to our continuity of operations and have substantially maintained our operating assumptions unchanged. For more information on the effects of developments relating to the COVID-19 pandemic, see “Item 3D. Risk Factors—Risks Relating to Us and the Industries in Which We Operate—The outbreak of communicable diseases such as the ongoing COVID-19 outbreak on a global scale may affect investment sentiment, cause operational disruptions and result in sporadic volatility in global markets” in our 2019 Annual Report and note 2(d) to our unaudited interim consolidated financial information.

Exhibit B

The following are certain corrections to our 2019 Annual Report:

(a)	To replace the 2019 columns for sales of all steel products by destination under the heading “4B. Business Overview—Marketing, Organization and Strategy—Flat Steel—Sales by Geographic Region” with the following:

Sales of All Steel Products by Destination
(in thousands of tons and millions of R$)
	2019
	Tons	% of Total	Net Operating Revenues	% of Total
Brazil	3,151	70%	10,028	72%
Export	1,374	30%	3,921	28%
Total	4,525	100%	13,949	100%
Exports by Region
Asia	1	0%	47	1%
North America(1)	205	15%	561	14%
Latin America	44	3%	332	8%
Europe	1,124	82%	2,979	76%
All Others	0	0%	2	0%
(1)	Sales to Mexico are included in North America.

(b)	To replace the text under the heading “4D. Property, Plant and Equipment—Acquisitions and Dispositions—CBSI – Companhia Brasileira de Serviços de Infraestrutura” with the following:

In November 2019, we acquired from CKTR Brasil Serviços Ltda. 1,875,146 common shares of CBSI – Companhia Brasileira de Serviços de Infraestrutura, corresponding to 50% of its outstanding shares, for R$24.0 million, and we now hold the entirety of its share capital.

(c)	To replace the text under the heading “Item 5A. Operating Results—Overview—Steel Market” with the following:

For the years ended December 31, 2017, 2018 and 2019, our steel segment represented 70%, 68% and 55% of our net revenues, respectively, and 49%, 44% and 12% of our gross profit, respectively. In 2019, 72% of our steel revenues were in Brazil and 28% were abroad. In 2018, 66% of our steel revenues were in Brazil and 34% were abroad, as compared to 60% and 40%, respectively, in 2017.

According to the WSA, global crude steel production was 1.9 billion tons in 2019, or a 3.4% increase over 2018, and 1.8 billion tons in 2018, or a 4.4% increase over 2017. In 2019, China was responsible for 996.3 million tons, or about 53% of the global output, representing an increase of 8.3% as compared to 2018. Japan’s crude steel production reached 99 million tons, representing a decrease of 5% as compared to 2018. In the European Union, production reached 159 million tons in 2019, representing a decrease of 4.9% compared to 2018. In the U.S., crude steel production was 88 million tons in 2019, up by 1.5% on 2018. According to the global energy and mining consultancy company Wood Mackenzie, global capacity usage increased by 2.5% in 2019 to 75%.

According to IABr, domestic crude steel production was 32.2 million tons in 2019, or a 7.2% decrease over 2018, while rolled steel output was 22.2 million tons in 2019, or a 6.3% increase over 2018.

Domestic steel product consumption in Brazil was 20.6 million tons in 2019, or a 2.7% decrease over 2018, while domestic sales decreased 2.2% to 18.5 million tons. Annual imports to Brazil were 2.4 million tons, or a 1.9% decrease over 2018, and exports decreased 12.8 million tons, or 8.0%, in 2019 as compared to 2018.

(d)	To replace the 2019 column for sales abroad under the heading “5A. Operating Results—Steel Markets and Product Mix—Product Mix and Prices” with the following:
Sales Abroad	2019 (in tons)
Slabs	2
Hot-rolled	55
Cold-rolled	25
Galvanized	423
Tin plate	78
Long steel	791
Subtotal	1,374

(e)	To clarify that the following table under the heading “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk” presents values as of December 31, 2019 and to replace the table setting forth our cash and cash equivalents with the information below:

		Maturities
Exposure as of December 31, 2019* (amortization)	Notional amount	2019	2020	2021	2022	2023	Thereafter

U.S. dollar LIBOR	4,334	1,770	1,073	480	608	403	-

U.S. dollar fixed rate	12,126	1,949	-	-	3,728	-	6,449

CDI	10,037	955	2,363	2,619	2,928	1,172	-

Euro fixed rate	111	111	-	-	-	-	-

TJLP	881	69	56	55	54	65	583

Other	602	299	84	159	60	-	-

*All figures in millions of reais.

	December 31, 2019	December 31, 2018	Exposure
Cash in reais:	697	778	CDI
Cash in U.S. dollars:	392	1,470	LIBOR

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 10, 2020	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer